

March 22, 2022

Kevin R. Sayer
President and Chief Executive Officer
DEXCOM, INC.
6340 Sequence Drive
San Diego, California 92121

Re: DEXCOM, INC.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on February 14, 2022
Form 8-K Dated February 10, 2022
File No. 000-51222

Dear Mr. Sayer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Dated February 10, 2022

Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9

1.	We note that you have excluded a non-cash collaborative research and development fee to arrive at non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP net income per share. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Issued on April 4, 2018 for these adjustments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at (202) 551-3684 or Kristin Lochhead, Senior Staff Accountant, at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences